VIA EDGAR

July 31, 2018

Ms. Karen Rossotto, Esq.

Division of Investment Management

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ms. Kathy Churko

Division of Investment Management

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Cross Shore Discovery Fund (“Fund”)

File No. 811-22976

Dear Ms. Rossotto and Ms. Churko:

This letter confirms our receipt of the oral comments provided on July 13, 2018 by Ms. Churko and on July 31, 2018 by Ms. Rossotto to Post-Effective Amendment No. 5 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) filed via EDGAR with the U.S. Securities and Exchange Commission (the “SEC”) on June 20, 2018. We found your comments and clarifying questions very helpful in guiding refinements to the Registration Statement. The Fund’s Board of Trustees (the “Board”) takes its obligations with respect to clients and regulators very seriously and welcomes the opportunity for collaboration, recognizing that there is always room for improvement and clarification.

In order to facilitate this review process, below we have summarized each oral comment provided, immediately followed by our response and corrective actions taken (if applicable). Unless otherwise defined herein, capitalized terms have the meanings set forth in the Registration Statement.

July 31, 2018

Accounting Comments.

COMMENT 1. In footnote 4 of the fee table, please clarify the language so that any recapture by the Adviser of previously waived or reimbursed fees is limited to the lesser of the expense cap in effect at the time of the waiver and the expense cap in effect at the time of the recapture.

RESPONSE 1. The requested change has been made in the Registration Statement. The Expense Limitation Agreement between the Fund and the Adviser also has the requested language.

Legal Comments.

COMMENT 1. On the first page of the Prospectus, please clarify that eligible investors are limited to U.S. persons and accredited investors.

RESPONSE 1. The requested change has been made.

COMMENT 2. In the risk section, please add leverage risk to the conflicts of interest risk section.

RESPONSE 2. The requested change has been made.

COMMENT 3. Please disclose supplementally why the performance language was changed in the Registration Statement.

RESPONSE 3. Last year’s registration statement for the Fund indicated that in calculating the performance of the Predecessor Fund, the Predecessor Fund’s expenses were adjusted to reflect the estimated expenses of the Fund. In order to avoid any confusion since the amount at which the Adviser has contractually agreed to cap the Fund’s total annual net operating expenses has been changed, the language was clarified to make it clear that the Predecessor Fund’s expenses were adjusted using the estimated expenses of the Fund during its first year of operations, instead of the Fund’s current expenses, in order to comply with the terms of SEC No-Action Letters concerning the use of prior performance. In other words, the prior performance was not adjusted to reflect the Fund’s new expense structure. The new language added is essentially the same language that was in the performance section of last year’s registration statement.

COMMENT 4. In footnote 4 to the fee table, please clarify that any recoupment may only be done within three years following the date of the waiver or reimbursement.

RESPONSE 4. The requested change has been made.

COMMENT 5. Please confirm that the Fund will not invest in Portfolio Funds that would raise additional risk to the Fund not otherwise disclosed in the Registration Statement.

July 31, 2018

RESPONSE 5. The Fund will not invest in Portfolio Funds that the Adviser knows would raise additional material risk to the Fund not otherwise disclosed in the Registration Statement.

COMMENT 6. Please confirm that the Fund’s fundamental policies concerning commodities did not change.

RESPONSE 6. The Fund confirms that its fundamental policies concerning commodities did not change.

Thank you again for your comments to the amendment to the registration statement for the Fund. These comments have been very helpful as we have refined the Fund’s registration statement. Should you have any questions or concerns regarding the responses contained herein, please do not hesitate to contact me.

Very truly yours,

/s/ Edward C. Lawrence
Edward C. Lawrence